Exhibit (a)(70)

PRESS RELEASE

SEMBCORP Successfully completes tender OFFER for CASCAL Shares

-	Sembcorp now owns 92.26% of the shares in Cascal

-	Remaining shareholders given till July 30, 2010 to divest their shares to Sembcorp

SINGAPORE, July 9, 2010 – Sembcorp Industries Ltd (Sembcorp) today announces the successful completion of the initial tender offer (the “Offer”) by its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities), for all of the issued and outstanding common shares (Shares) of Cascal N.V. (Cascal) (NYSE: HOO), a New York Stock Exchange-listed company, set forth in the Amendment and Supplement to Offer to Purchase dated June 30, 2010, which amends and supplements the Offer to Purchase dated May 21, 2010 (together, as amended from time to time, the “Offer to Purchase”).

The Offer period (as extended) expired at 5:00 p.m. New York City time on Thursday, July 8, 2010. BNY Mellon Shareowner Services, the depositary for the Offer, has advised that a total of 28,398,090 Shares were validly tendered and not withdrawn prior to the expiration of the initial tender offer period, representing approximately 92.26% of the issued and outstanding Shares. All of the Shares validly tendered and not withdrawn have been accepted for payment. The Shares tendered include 39,888 Shares tendered subject to guaranteed delivery procedures prior to the expiration of the initial offer period.

With the successful close of the Offer, Sembcorp is now a 92.26% majority shareholder in Cascal. At US$6.75 per share, the total consideration for the stake in Cascal amounts to US$191,687,107.50.

Tang Kin Fei, Group President & CEO of Sembcorp Industries said: “We are pleased with the positive outcome of the tender offer and our acquisition of an 92.26% stake in Cascal. This acquisition is strategic to our group and will transform Sembcorp into a global water player with enhanced capabilities to serve the total water and wastewater needs of both industrial and municipal customers.”

As disclosed in the Offer to Purchase, now that the initial tender offer has been consummated, subject to and in accordance with applicable laws, Sembcorp intends to cause Cascal to (1) delist the Shares from the New York Stock Exchange, (2) suspend Cascal’s obligation to file reports under Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), pending termination of registration of the Shares under the Exchange Act and (3) terminate the registration of the Shares under the Exchange Act.

Sembcorp also announces today that it is making available an opportunity for the remaining Cascal shareholders to divest their shares to Sembcorp Utilities, by commencing a subsequent offer period for the remaining Shares. This subsequent offer commences immediately and will expire at 5:00 p.m. New York City time on Friday, July 30, 2010. During the subsequent offer period, any Shares validly tendered will be immediately accepted for payment, and tendering shareholders will promptly thereafter be paid US$6.75 per Share in cash, less any withholding taxes and without interest, which is the same amount per Share that was offered to Cascal shareholders who previously tendered during the initial offer period.

The procedures for tendering Shares during the subsequent offer period are the same as during the initial offer period, except that Shares tendered during the subsequent offer period may not be tendered by the guaranteed delivery procedure and may not be withdrawn.

In addition, following the expiration of the subsequent offering period, should Sembcorp own at least 95% of the issued and outstanding Shares, Sembcorp intends to complete the acquisition of Cascal by effecting squeeze-out proceedings under the Dutch Civil Code. The price paid to minority stockholders in such proceedings would be determined by the Dutch Court. Upon the consummation of a squeeze-out proceeding, Cascal will no longer be a public company.

Cascal’s stockholders may obtain copies of all of the offer documents free of charge at the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the Offer, at 212-929-5500 or toll-free at 800-322-2885.

The transaction is not expected to have a material impact on the earnings per share of Sembcorp Industries for the current financial year. Transaction costs will be incurred within the first year of acquisition. The transaction is expected to be accretive to earnings starting from the second year after the acquisition.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by Sembcorp Utilities with the SEC on May 21, 2010, as amended and supplemented from time to time. The solicitation of offers to buy common shares of Cascal is only being made pursuant to the Amendment and Supplement to Offer to Purchase dated June 30, 2010, which amends and supplements the Offer to Purchase dated May 21, 2010, the Amended and Restated Letter of Transmittal and related documents. Cascal stockholders are strongly advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer as they contain important information, including the various terms of, and conditions to, the tender offer.

Investors and stockholders may obtain free copies of these statements and other documents filed by Sembcorp Utilities and Cascal at the SEC’s website (www.sec.gov). Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

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For media and analysts’ queries please contact:

For Singapore: Ng Lay San (Ms) Vice President Group Corporate Relations DID: +65 6723 3150 Email: ng.laysan@sembcorp.com	Fock Siu Ling (Ms) PR Counsel Group Corporate Relations DID: +65 6723 3152 Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms) Associate Director, Singapore Kreab Gavin Anderson DID: +65 6339 9110 Email: ylim@kreabgavinanderson.com

For US: Richard A. Mahony (Mr) Managing Partner, New York Kreab Gavin Anderson DID: +1 (212) 515 1960 Email: rmahony@kreabgavinanderson.com	For UK: Natalie Biasin (Ms) Associate Director, London Kreab Gavin Anderson DID: +44 (0) 20 7074 1864 Email: nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 5,200 megawatts of power capacity and over four million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, India, Vietnam, the UK, Oman and the UAE.

Aside from its energy and water business, the Sembcorp Industries Group also encompasses a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks. The Group has total assets of over S$9 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP’S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp’s utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of over four million cubic metres per day in operation and under development serving both municipal and industrial customers.

Sembcorp’s broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralized water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp’s facilities are able to minimize liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralized water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.